UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 23, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
For immediate release
METHANEX ANNOUNCES FIRST QUARTER RESULTS
April 23, 2008
For the first quarter of 2008, Methanex reported Adjusted EBITDA1 of $127 million, net income of $65 million and earnings per share of $0.67 (on a diluted basis).
Bruce Aitken, President and CEO of Methanex commented, “Our average realized price in the first quarter was $545 per tonne which resulted in another good quarter of earnings for our shareholders. Our earnings under this pricing environment would normally be higher, however, we sourced less of our sales from produced methanol during the first quarter and more from purchased methanol and this had an impact on our profitability. In addition, methanol pricing peaked in December and decreased through the first quarter and, as is typical in a decreasing methanol price environment, our sales margins on both produced and purchased methanol are impacted by inventory timing issues.”
Mr. Aitken added, “In the high methanol price environment of the last six months, we saw China moving from being a net importer to a net exporter, which we believe has been the most significant factor causing the methanol market to rebalance and methanol prices to decline. We have also seen some regional softness in demand in some derivatives, but globally we continue to observe that demand for methanol is healthy and the high energy price environment continues to underpin strong demand growth for new methanol demand in energy applications, particularly in DME and fuel blending in China.”
Mr. Aitken continued, “China has recently reverted to being a net importer and spot methanol prices are increasing. We are continuing to make good progress on our initiatives to source more gas in Chile and we recently agreed to terms on a gas supply arrangement in New Zealand which will allow us to switch production to one of our larger idle plants in the second half of the year.”
Mr. Aitken concluded, “Our strong cash generation in the first quarter continues to leave us in a strong financial position. With US$465 million cash on hand at the end of the quarter, a strong balance sheet and a US$250 million undrawn credit facility, we are well positioned to meet our financial commitments related to the Egypt methanol project, pursue opportunities to accelerate natural gas development in southern Chile, pursue opportunities to sponsor methanol demand in new energy applications, pursue other strategic growth initiatives, and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for Thursday, April 24, 2008 at 11:00 am EST (8:00 am PST) to review these first quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 45654. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 518972. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING STATEMENTS
Information contained in this press release and the attached First Quarter 2008 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis and the attached First Quarter 2008 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2007 Management’s Discussion & Analysis and the attached First Quarter 2008 Management’s Discussion and Analysis.

[1]	Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures in the attached First Quarter 2008 Management’s Discussion and Analysis for a description of each Supplemental Non-GAAP Measure and a reconciliation to the most comparable GAAP measure.
-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

At April 23, 2008 the Company had 94,781,117 common shares issued and outstanding and stock options exercisable for 1,702,779 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 – 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This first quarter 2008 Management’s Discussion and Analysis should be read in conjunction with the 2007 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2007 Annual Report. The Methanex 2007 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except where noted)	2008	2007	2007

Sales volumes (thousands of tonnes)
Produced methanol	678	997	1,139
Purchased methanol	669	421	376
Commission sales[1]	143	195	138

Total sales volumes	1,490	1,613	1,653
Methanex average non-discounted posted price (per tonne)[2]	703	637	537
Average realized price (per tonne)[3]	545	514	444
Adjusted EBITDA[4]	127.1	270.3	236.9
Cash flows from operating activities4 5	102.3	187.8	179.0
Operating income[4]	104.0	241.3	213.1
Net income	65.5	171.7	144.7
Basic net income per common share	0.67	1.74	1.38
Diluted net income per common share	0.67	1.72	1.37
Common share information (millions of shares):
Weighted average number of common shares	97.2	98.9	105.1
Diluted weighted average number of common shares	97.5	99.6	105.6
Number of common shares outstanding, end of period	95.6	98.3	104.2

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represents cash flows from operating activities before changes in non-cash working capital.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

PRODUCTION SUMMARY

	Q1 2008		Q4 2007	Q1 2007
(thousands of tonnes)	Capacity	Production	Production	Production

Chile I, II, III and IV	960	309	288	751
Titan	213	217	220	225
Atlas (63.1% interest)	268	293	278	180
New Zealand	132	120	75	118

	1,573	939	861	1,274

Chile
Our methanol facilities in Chile produced 309,000 tonnes during the first quarter of 2008 compared with total capacity of 960,000 tonnes. We have natural gas supply contracts for approximately 60% of our natural gas requirements for our production facilities in Chile from natural gas suppliers in Argentina. Since June 2007, the government of Argentina has curtailed all natural gas exports to our plants and we continue to source natural gas supply to our facilities exclusively from Chile. We source natural gas from Chile primarily from Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company, and from GeoPark Chile Limited (GeoPark).
During the first quarter of 2008, the government of Argentina announced an increase of natural gas export duties from 45% to 100% of the highest contracted import price of natural gas into Argentina and it is expected that this would currently represent an export duty in excess of US$7 per mmbtu. Natural gas exports have not been reinstated and if they were, our natural gas contracts provide that the gas suppliers must pay any duties levied by the government of Argentina. However, given the increased duties we do not expect to receive natural gas supply from Argentina.
We believe the solution to these issues of natural gas supply from Argentina is to source more natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP and GeoPark to help accelerate natural gas exploration and development in areas of southern Chile which lie close to our production facilities. In late 2007, we signed an agreement with GeoPark under which we will provide US$40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell Block in southern Chile. Under the arrangement, GeoPark will also provide us with natural gas supply sourced from the Fell Block under a 10-year exclusive supply agreement. In late 2007, the government of Chile completed its first international bidding round to assign natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Exploration and development activities in these areas in southern Chile are expected to begin during the second quarter of 2008.
We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Trinidad
Our methanol facilities in Trinidad operated well during the first quarter of 2008 and produced a total of 510,000 tonnes compared with 498,000 tonnes during the fourth quarter of 2007.
New Zealand
Our Waitara Valley facility in New Zealand produced 120,000 tonnes during the first quarter of 2008 compared with 75,000 tonnes during fourth quarter of 2007. Production was lower than capacity during the fourth quarter of 2007 at this facility as a result of planned maintenance activities. We have secured sufficient natural gas supply that will allow us to produce at this facility until at least mid-2008.
In addition to our 530,000 tonne Waitara Valley facility which we have operated over the past few years, we have up to 1.9 million tonnes of additional flexible annual operating capacity from our idled Motunui facilities in New Zealand. We have agreed to terms on a natural gas supply arrangement which will allow us to restart one idled 900,000 tonne per year Motunui methanol plant in mid-2008 and operate this facility until at least the end of 2009. This agreement is subject to some final authorization procedures which we expect to conclude in a few weeks. We plan to continue to operate the Waitara Valley facility until the Motunui plant restarts. The continued operations of the flexible New Zealand facilities is dependant upon industry supply and demand and the availability of natural gas on commercially acceptable terms.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

EARNINGS ANALYSIS
The operating results for our production facilities in Chile, Trinidad and New Zealand represent a substantial proportion of our Adjusted EBITDA and, accordingly, we separately discuss changes in average realized price, sales volumes and total cash costs related to these facilities. For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the first quarter of 2008 we recorded Adjusted EBITDA of $127.1 million and net income of $65.5 million ($0.67 per share on a diluted basis). This compares with Adjusted EBITDA of $270.3 million and net income of $171.7 million ($1.72 per share on a diluted basis) for the fourth quarter of 2007 and Adjusted EBITDA of $236.9 million and net income of $144.7 million ($1.37 per share on a diluted basis) for the first quarter of 2007.
Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q1 2008	Q1 2008
	compared with	compared with
($ millions)	Q4 2007	Q1 2007

Average realized price	$4	$51
Sales volumes	(95)	(106)
Total cash costs[1]	2	(21)
Purchased methanol	(54)	(34)

	$(143)	$(110)

[1]	Includes cash costs related to methanol produced at our Chile, Trinidad and New Zealand facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.
Average realized price

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ per tonne, except where noted)	2008	2007	2007

Methanex average non-discounted posted price[1]	703	637	537
Methanex average realized price[2]	545	514	444
Average discount	22%	1%	17%

[1]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[2]	Methanex average realized price disclosed above is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.
We commenced 2008 in a tight methanol market environment as a result of planned and unplanned supplier outages, including outages at our Chile facilities, which began in the second half of 2007. Our average non-discounted posted price for the first quarter of 2008 was $703 per tonne compared with $637 per tonne for the fourth quarter of 2007 and $537 per tonne for the first quarter of 2007. Our average realized price for the first quarter of 2008 was $545 per tonne compared with $514 per tonne for the fourth quarter of 2007 and $444 per tonne for the first quarter of 2007. For the first quarter of 2008 our average realized price was approximately 22% lower than our average non-discounted posted price. This compares with approximately 19% lower for the fourth quarter of 2007 and 17% lower for the first quarter of 2007. We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin and accordingly, we expect the discount from our average non-discounted posted prices to widen during periods of higher methanol pricing. The discount from our average non-discounted posted price widened during the first quarter of 2008 compared with the fourth quarter of 2007 primarily as a result of higher methanol pricing and lower sales volumes.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

For the purposes of our Adjusted EBITDA analysis, the average realized price for sales of produced methanol will differ from the Methanex average realized price disclosed above as sales under these long-term contracts are allocated to sales of produced methanol. During the first quarter of 2008, our total sales volumes of produced methanol decreased by 319,000 tonnes compared with the fourth quarter of 2007. As a result, sales volumes with pricing that is fixed or linked to our costs plus a margin represented a significantly higher proportion of our total sales volumes of produced methanol during the first quarter of 2008 compared with the fourth quarter of 2007. The change in our average realized price for produced methanol for the first quarter of 2008 increased our Adjusted EBITDA by $4 million compared with the fourth quarter of 2007 and increased our Adjusted EBITDA by $51 million compared with the first quarter of 2007.
Sales volumes of produced methanol
Sales volumes of methanol produced at our production hubs in Chile, Trinidad and New Zealand for the first quarter of 2008 were lower by 319,000 tonnes compared with the fourth quarter of 2007 and lower by 461,000 tonnes compared with the first quarter of 2007 and this decreased Adjusted EBITDA by $95 million and $106 million, respectively. During the first quarter of 2008, our sales volumes of produced methanol were lower than our production volumes resulting in a rebuilding of our produced inventories during the first quarter of 2008. This, combined with lower overall sales volumes, has resulted in the decrease in sales of produced methanol compared with the fourth quarter of 2007.
Total cash costs
Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to increases in methanol prices above pre-determined prices.
Total cash costs for the first quarter of 2008 were lower than in the fourth quarter of 2007 by $2 million. Natural gas costs on produced methanol were higher during the first quarter of 2008 by $9 million compared with the fourth quarter of 2007 primarily due to the timing of inventory flows. Methanol pricing increased significantly during the fourth quarter of 2007 and high pricing has continued throughout the first quarter of 2008. Natural gas costs on sales of produced methanol during the fourth quarter of 2007 were lower than the first quarter of 2008 primarily as a result of the impact of selling lower cost opening inventory which was produced at lower methanol pricing in the third quarter of 2007. During the fourth quarter of 2007, we also had a drawdown of produced inventory volumes which resulted in a high proportion of our production being sold in the quarter. During the first quarter of 2008, our selling, general and administrative expenses were lower by $5 million than the fourth quarter of 2007 primarily as a result of the lower stock-based compensation expense due to changes in our share price as well as lower consulting and other costs. Fixed unabsorbed production costs for our production facilities were lower in the first quarter of 2008 by $4 million compared with the fourth quarter of 2007 primarily as a result of planned maintenance activities at our Waitara Valley facility in New Zealand in the fourth quarter of 2007. During the first quarter of 2008, our ocean freight costs were lower by $5 million compared with the fourth quarter of 2007 as a result of higher backhaul profits. Also, due to lower operating rates at our Chilean operations brought on by the curtailment of natural gas exports from Argentina, we made the decision during the first quarter of 2008 to reorganize our Chilean operations and reduce the work force by approximately 15%, or 39 employees. As a result, we accrued approximately $3 million in severance and termination costs during the first quarter of 2008.
Total cash costs for the first quarter of 2008 were higher than in the first quarter of 2007 by $21 million. During the first quarter of 2008, natural gas and other costs were higher by $6 million compared with the first quarter of 2007 due to the impact of higher methanol pricing. During the first quarter of 2008, our selling, general and administrative expenses were higher by $4 million than the first quarter of 2007 as a result of higher stock-based compensation expense as a result of changes in our share price, and higher costs from the impact of foreign exchange rates. Fixed unabsorbed production costs for our production facilities were higher in the first quarter of 2008 by $5 million compared with the first quarter of 2007 primarily as a result of lower production at our Chile facilities. The remaining increase in cash costs of $3 million during the first quarter of 2008 compared with the first quarter of 2007 primarily relates to higher ocean freight costs as a result of lower backhaul profits. During the first quarter of 2008, we also accrued approximately $3 million in severance and termination costs related to the reorganization of our Chilean operations described above.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Margin on sale of purchased methanol
We purchase additional methanol produced by others through long-term and short-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the first quarter of 2008, our cash margin was negative $19 million on the resale of 0.7 million tonnes of purchased methanol compared with a positive cash margin of $35 million on the resale of 0.4 million tonnes for the fourth quarter of 2007 and a positive cash margin of $15 million on the resale of 0.4 million tonnes for the first quarter of 2007. The negative cash margin earned during the first quarter of 2008 is primarily due to sales of methanol that was purchased at higher prices in the fourth quarter of 2007.
Depreciation and Amortization
Depreciation and amortization was $23 million for the first quarter of 2008 compared with $29 million for the fourth quarter of 2007 and $24 million for the first quarter of 2007. The decrease in depreciation and amortization for the first quarter of 2008 compared with the fourth quarter of 2007 is primarily as a result of lower sales volumes of produced methanol.
Interest Expense

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2008	2007	2007

Interest expense before capitalized interest	$14	$13	$11
Less capitalized interest	(3)	(2)	—

Interest expense	$11	$11	$11

Interest expense before capitalized interest for the first quarter of 2008 was $14 million compared with $13 million for the fourth quarter of 2007 and $11 million for the first quarter of 2007. In May 2007, we reached financial close and secured limited recourse debt of $530 million for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. Interest costs related to this project have been capitalized since that date.
Interest and Other Income

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2008	2007	2007

Interest and other income (expense)	$(1)	$3	$5

During the first quarter of 2008, interest and other income (expense) was an expense of $1 million compared with income of $3 million for the fourth quarter of 2007 and $5 million for the first quarter of 2007. The decrease in income during the first quarter of 2008 was due to the impact of changes in foreign exchange rates as well as lower interest income as a result of lower interest rates.
Income Taxes
The effective tax rate for the first quarter of 2008 was 29% compared with 26% for the fourth quarter of 2007 and 30% for the first quarter of 2007. The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014.
In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

SUPPLY/DEMAND FUNDAMENTALS
We commenced 2008 in a tight methanol market environment as a result of planned and unplanned supplier outages in the second half of 2007. This resulted in high methanol prices during the first quarter which are unsustainable in a normal supply and demand environment. During the first quarter, due to a rebuilding of global inventories, methanol prices have moderated, but remain at a high level. Methanex non-discounted posted prices for April average approximately $490 per tonne across the major regions and we have announced a non-discounted price of $499 per tonne for May in North America.
To the end of 2008, we expect the next increment of world-scale capacity to be the 1.7 million tonne per year plant under construction in Saudi Arabia. We expect product from this plant should be available to the market in the second half of 2008. In addition, there are 1.7 million tonne per year plants under construction in Malaysia and Iran, and we expect product from both of these plants to be available to the market in the first half of 2009. We also believe that global methanol demand growth combined with the potential shutdown of high cost capacity as a result of high feedstock prices could offset this new industry supply.

Methanex Non-Discounted Regional Posted Prices1

	Apr	Mar	Feb	Jan
(US$ per tonne)	2008	2008	2008	2008

United States	532	632	698	832
Europe[2]	465	772	772	772
Asia	450	525	600	720

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€295 at April 2007 (Feb 2007 — €525) converted to United States dollars at the date of settlement.
Overall, while demand growth for some derivatives, such as formaldehyde and biodiesel, has weakened in some regions, we believe demand remains healthy in both traditional chemical derivatives and in energy applications as high global energy prices continue to drive strong demand for fuel blending and di-methyl ether (DME) in China. In addition, we believe that high energy prices are continuing to support strong demand for MTBE in a period which usually experiences some seasonal weakness.
We believe methanol demand in China will continue to grow at high rates as a result of very strong traditional demand driven by high industrial production growth rates and additional demand related to non-traditional uses for methanol such as gasoline blending and DME. We also believe that there is increasing pressure on the cost structure of the Chinese methanol industry and the cost to export as a result of escalating feedstock costs for both coal and natural gas based producers in China, the continued appreciation of the Chinese currency and reduced fiscal incentives offered to Chinese exporters of methanol introduced during 2007. During the first quarter of 2008, China was a net exporter of methanol as a result of the very high methanol price environment, which gave producers in China the incentive to operate at higher production rates and export methanol. We believe this was a key factor contributing to improving the global inventory position during the first quarter of 2008. However, we believe that China has reverted back to a net importer of methanol in April and this has been reflected in the recent strengthening of spot methanol prices in China and other global markets. Due to the high cost position of many of the Chinese producers and the fact that the majority of methanol produced in China is coal-based and not suitable for many international customers, we believe in a lower price environment substantially all domestic methanol production in China will be consumed within the local market and that imports of methanol into China will grow over time.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the first quarter of 2008 were $102 million compared with $179 million for the same period in 2007. The decrease in cash flows from operating activities before changes in non-cash working capital are primarily the result of lower earnings during the first quarter of 2008.
During the first quarter of 2008, we repurchased 2.9 million common shares at an average price of US$25.99 per share under our current normal course issuer bid that expires May 16, 2008. At March 31, 2008, we had repurchased a total of 7.2 million of the maximum available repurchase of 8.6 million common shares at an average price of US$25.95 per share under this bid.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

During the first quarter of 2008, we paid a quarterly dividend of US$0.14 per share, or $13 million.
We are constructing a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We expect commercial operations of the methanol facility to begin in early 2010 and we will purchase and sell 100% of the methanol from the facility. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the first quarter of 2008, total plant and equipment construction costs related to our project in Egypt were $96 million. EMethanex has limited recourse debt of $530 million. During the first quarter of 2008, a total of $39 million of this limited recourse debt was drawn. The total estimated future costs to complete the project over the next two years, excluding financing costs and working capital, are expected to be approximately $600 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next two years is estimated to be approximately $165 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
We have excellent financial capacity and flexibility. Our cash balance at March 31, 2008 was $465 million and we have a strong balance sheet with an undrawn $250 million credit facility. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes, including costs to complete the restart of the Motunui facility, is currently estimated to total approximately $125 million for the period to the end of 2010.
We believe we are well positioned to meet financial requirements related to the methanol project in Egypt, complete our capital maintenance spending program, complete the restart of the Motunui facility, pursue new opportunities to enhance our leadership position in the methanol industry, pursue investment opportunities to accelerate the development of natural gas in southern Chile, investigate opportunities related to new methanol demand for energy applications, pursue other strategic initiatives and continue to deliver on our commitment to return excess cash to shareholders.

The credit ratings for our unsecured notes at March 31, 2008 were as follows:

Standard & Poor’s Rating Services	BBB–	(stable)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
We believe that global inventories have improved and this has resulted in a moderation of methanol pricing into the second quarter of 2008. Over the next year, we believe that traditional and non-traditional growth, along with closures of high cost capacity, will substantially offset the new supply that is scheduled to start up over the coming year and that supply/demand fundamentals will be in reasonable balance during 2008. We also believe that methanol prices will be underpinned by strong demand in China and global energy prices.
The methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

CHANGES IN ACCOUNTING POLICIES OR ESTIMATES
On January 1, 2008, we adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 Inventories, Section 1535 Capital Disclosures, Section 3862 Financial Instruments - Disclosure and Section 3863 Financial Instruments — Presentation. These standards are discussed in Notes 2, 3, 12, 13 and 14 to our interim consolidated financial statements.
CONTROLS AND PROCEDURES
For the three months ended March 31, 2008, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income (expense), and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ thousands)	2008	2007	2007

Cash flows from operating activities	$110,586	$79,911	$191,102
Add (deduct):
Changes in non-cash working capital	(8,267)	107,923	(12,109)
Other cash payments	320	11,938	740
Stock-based compensation expense	(4,628)	(6,755)	(3,522)
Other non-cash items	(6,427)	(3,105)	(2,647)
Interest expense	10,690	10,878	11,067
Interest and other income (expense)	837	(2,583)	(5,072)
Current income taxes	23,960	72,139	57,326

Adjusted EBITDA	$127,071	$270,346	$236,885

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2008	2007	2007	2007

Revenue	$735,934	$731,057	$395,118	$466,414
Net income	65,484	171,697	23,610	35,654
Basic net income per common share	0.67	1.74	0.24	0.35
Diluted net income per common share	0.67	1.72	0.24	0.35

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2007	2006	2006	2006

Revenue	$673,932	$668,159	$519,586	$460,915
Net income	144,706	172,445	113,230	82,097
Basic net income per common share	1.38	1.62	1.05	0.75
Diluted net income per common share	1.37	1.61	1.05	0.75

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Methanex-Produced Methanol
Our production facilities generate the substantial portion of our Adjusted EBITDA, and accordingly, the key drivers of changes in our Adjusted EBITDA for produced methanol are analyzed separately. The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. Changes in Adjusted EBITDA related to our produced methanol include our sales of methanol from our facilities in Chile, Trinidad and New Zealand.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in consolidated selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of produced methanol.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in the sales volumes of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne (excluding Argentina natural gas export duties per tonne).
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

FORWARD-LOOKING STATEMENTS
Information contained in this First Quarter 2008 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis and this First Quarter 2008 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of US dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31	Mar 31
	2008	2007

Revenue	$735,934	$673,932

Cost of sales and operating expenses	608,863	437,047
Depreciation and amortization	23,113	23,739

Operating income before undernoted items	103,958	213,146
Interest expense (note 7)	(10,690)	(11,067)
Interest and other income (expense)	(837)	5,072

Income before income taxes	92,431	207,151
Income taxes:
Current	(23,960)	(57,326)
Future	(2,987)	(5,119)

	(26,947)	(62,445)

Net income	$65,484	$144,706

Net income per common share:
Basic	$0.67	$1.38
Diluted	$0.67	$1.37

Weighted average number of common shares outstanding:
Basic	97,155,124	105,104,712
Diluted	97,534,095	105,597,445

Number of common shares outstanding at period end	95,588,767	104,199,092
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 12

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of US dollars)

	Mar 31	Dec 31
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$465,164	$488,224
Receivables	299,512	401,843
Inventories	348,332	312,143
Prepaid expenses	37,506	20,889

	1,150,514	1,223,099
Property, plant and equipment (note 4)	1,620,856	1,542,100
Other assets	112,033	104,700

	$2,883,403	$2,869,899

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$438,637	$466,020
Current maturities on long-term debt (note 6)	15,282	15,282
Current maturities on other long-term liabilities	17,604	16,965

	471,523	498,267
Long-term debt (note 6)	621,008	581,987
Other long-term liabilities	88,003	74,431
Future income tax liabilities	341,589	338,602
Non-controlling interest	54,858	41,258
Shareholders’ equity:
Capital stock	441,727	451,640
Contributed surplus	18,138	16,021
Retained earnings	867,373	876,348
Accumulated other comprehensive loss	(20,816)	(8,655)

	1,306,422	1,335,354

	$2,883,403	$2,869,899

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of US dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Loss	Equity

Balance, December 31, 2006	105,800,942	$474,739	$10,346	$724,166	$—	$1,209,251
Net income	—	—	—	375,667	—	375,667
Compensation expense recorded for stock options	—	—	9,343	—	—	9,343
Issue of shares on exercise of stock options	552,175	9,520	—	—	—	9,520
Reclassification of grant date fair value on exercise of stock options	—	3,668	(3,668)	—	—	—
Payments for shares repurchased	(8,042,863)	(36,287)	—	(168,440)	—	(204,727)
Dividend payments	—	—	—	(55,045)	—	(55,045)
Other comprehensive loss	—	—	—	—	(8,655)	(8,655)

Balance, December 31, 2007	98,310,254	451,640	16,021	876,348	(8,655)	1,335,354
Net income	—	—	—	65,484	—	65,484
Compensation expense recorded for stock options	—	—	2,893	—	—	2,893
Issue of shares on exercise of stock options	128,513	2,392	—	—	—	2,392
Reclassification of grant date fair value on exercise of stock options	—	776	(776)	—	—	—
Payments for shares repurchased	(2,850,000)	(13,081)	—	(60,995)	—	(74,076)
Dividend payments	—	—	—	(13,464)	—	(13,464)
Other comprehensive loss	—	—	—	—	(12,161)	(12,161)

Balance, March 31, 2008	95,588,767	$441,727	$18,138	$867,373	$(20,816)	$1,306,422

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of US dollars)

	Three months ended
	Mar 31	Mar 31
	2008	2007

Net income	$65,484	$144,706
Other comprehensive loss:
Change in fair value of forward exchange contracts, net of tax (note 13)	(265)	(380)
Change in fair value of interest rate swap contracts, net of tax (note 13)	(11,896)	—

	(12,161)	(380)

Comprehensive income	$53,323	$144,326

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of US dollars)

	Three Months Ended
	Mar 31	Mar 31
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$65,484	$144,706
Add (deduct) non-cash items:
Depreciation and amortization	23,113	23,739
Future income taxes	2,987	5,119
Stock-based compensation expense	4,628	3,522
Other	6,427	2,647
Other cash payments	(320)	(740)

Cash flows from operating activities before undernoted	102,319	178,993
Changes in non-cash working capital (note 11)	8,267	12,109

	110,586	191,102

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(74,076)	(45,272)
Dividend payments	(13,464)	(13,072)
Proceeds from limited recourse debt (note 6)	39,000	—
Equity contribution by non-controlling interest	13,600	10,850
Repayment of limited recourse debt	(312)	—
Proceeds on issue of shares on exercise of stock options	2,392	2,139
Changes in debt service reserve accounts	—	2,476
Repayment of other long-term liabilities	(4,998)	(1,010)

	(37,858)	(43,889)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(8,151)	(13,676)
Plant and equipment construction costs	(96,211)	(8,586)
GeoPark financing included in other assets	(11,390)	—
Other assets	306	45
Changes in non-cash working capital (note 11)	19,658	347

	(95,788)	(21,870)

Increase (decrease) in cash and cash equivalents	(23,060)	125,343
Cash and cash equivalents, beginning of period	488,224	355,054

Cash and cash equivalents, end of period	$465,164	$480,397

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$16,989	$13,423
Income taxes paid, net of amounts refunded	$28,148	$29,120
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of US dollars.
1.	Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 15. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2007 Annual Report.

2.	Changes in accounting policies

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 Inventories, Section 1535 Capital Disclosures, Section 3862 Financial Instruments — Disclosure and Section 3863 Financial Instruments — Presentation. Section 3031 provides more extensive guidance on the measurement and disclosure of inventory. The adoption of this standard has had no impact on the Company’s measurement of inventory. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Sections 3862 and 3863 revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

3.	Inventories

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three months ended March 31, 2008 was $573 million (2007 — $408 million).

4.	Property, plant and equipment

		Accumulated	Net Book
	Cost	Depreciation	Value

March 31, 2008
Plant and equipment	$2,457,040	$1,229,619	$1,227,421
Egypt plant under construction	323,994	—	323,994
Other	126,033	56,592	69,441

	$2,907,067	$1,286,211	$1,620,856

December 31, 2007
Plant and equipment	$2,450,175	$1,206,730	$1,243,445
Egypt plant under construction	227,783	—	227,783
Other	124,779	53,907	70,872

	$2,802,737	$1,260,637	$1,542,100

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

5.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Mar 31	Dec 31
Consolidated Balance Sheets	2008	2007

Cash and cash equivalents	$44,516	$20,128
Other current assets	105,451	107,993
Property, plant and equipment	259,998	263,942
Other assets	16,329	16,329
Accounts payable and accrued liabilities	67,740	56,495
Long-term debt, including current maturities (note 6)	120,082	119,891
Future income tax liabilities	17,021	16,099

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Income	2008	2007

Revenue	$82,077	$66,334
Expenses	74,634	58,289

Income before income taxes	7,443	8,045
Income tax expense	(1,902)	(1,673)

Net income	$5,541	$6,372

	Three Months Ended
	Mar 31	Mar 31
Consolidated Statements of Cash Flows	2008	2007

Cash inflows from operating activities	$24,554	$27,038
Cash inflows from financing activities	—	2,476
Cash outflows from investing activities	(166)	(9,958)

6.	Long-term debt:

	Mar 31	Dec 31
	2008	2007

Unsecured notes
8.75% due August 15, 2012	$197,874	$197,776
6.00% due August 15, 2015	148,384	148,340

	346,258	346,116
Atlas limited recourse debt facilities	120,082	119,891
Egypt limited recourse debt facilities	155,574	116,574
Other limited recourse debt facilities	14,376	14,688

	636,290	597,269
Less current maturities	(15,282)	(15,282)

	$621,008	$581,987

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

7.	Interest expense:

	Three Months Ended
	Mar 31	Mar 31
	2008	2007

Interest expense before capitalized interest	$13,855	$11,067
Less: capitalized interest related to Egypt project	(3,165)	—

Interest expense	$10,690	$11,067

In 2007, the Company reached financial close and secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the three months ended March 31, 2008, interest costs related to this project of $3.2 million were capitalized.

8.	Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended
	Mar 31	Mar 31
	2008	2007

Denominator for basic net income per common share	97,155,124	105,104,712
Effect of dilutive stock options	378,971	492,733

Denominator for diluted net income per common share	97,534,095	105,597,445

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at March 31, 2008:

	Options Denominated in CAD $		Options Denominated in US $
	Number of	Weighted Average	Number of	Weighted Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2007	104,450	$ 7.79	2,920,981	$ 21.17
Granted	—	—	1,078,068	28.43
Exercised	(19,750)	9.99	(103,763)	19.95
Cancelled	(7,000)	11.60	(3,666)	23.36

Outstanding at March 31, 2008	77,700	$ 6.89	3,891,620	$ 23.21

Information regarding the incentive stock options outstanding at March 31, 2008 is as follows:

	Options Outstanding at			Options Exercisable at
	March 31, 2008			March 31, 3008
	Weighted
	Average		Weighted		Weighted
	Remaining	Number of	Average	Number of	Average
	Contractual Life	Stock Options	Exercise	Stock Options	Exercise
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Price

Options denominated in CAD
$3.29 to 9.56	2.3	77,700	$6.89	77,700	$6.89

Options denominated in USD
$6.45 to 11.56	4.7	196,500	$8.61	196,500	$8.61
$17.85 to 22.52	4.7	1,548,100	20.23	1,045,866	19.96
$23.92 to 28.43	6.4	2,147,020	26.70	346,263	24.95

	5.7	3,891,620	$23.21	1,588,629	$19.64

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

9.	Stock-based compensation (continued):
(ii)	Performance stock options:

As at March 31, 2008, there were 45,000 shares (December 31, 2007 — 50,000 shares) reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

(iii)	Compensation expense related to stock options:

For the three months ended March 31, 2008, compensation expense related to stock options included in cost of sales and operating expenses was $2.9 million (2007 — $2.6 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2008	2007

Risk-free interest rate	2.5%	4.5%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	32%	31%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (USper share)	$7.52	$7.06

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2008 are as follows:

	Number of	Number of	Number of
	Deferred	Restricted	Performance
	Share Units	Share Units	Share Units

Outstanding at December 31, 2007	359,684	14,482	725,262
Granted	28,942	6,000	330,993
Granted in-lieu of dividends	2,462	106	5,481
Redeemed	—	—	—
Cancelled	—	—	(8,908)

Outstanding at March 31, 2008	391,088	20,588	1,052,828

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2008 was $33.1 million compared with the recorded liability of $23.5 million. The difference between the fair value and the recorded liability of $9.6 million will be recognized over the weighted average remaining service period of approximately 1.7 years.
For the three months ended March 31, 2008, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $1.7 million (2007 — $0.9 million). For the three months ended March 31, 2008, the compensation expense included a recovery of $1.7 million (2007 — recovery of $1.8 million) related to the effect of the change in the Company’s share price. As at March 31, 2008, the Company’s share price was US$26.17 per share.
10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three months ended March 31, 2008 was $1.9 million (2007 — $1.9 million).

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

11.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three months ended March 31, 2008 were as follows:

	Three Months Ended
	Mar 31	Mar 31
	2008	2007

Decrease (increase) in non-cash working capital:
Receivables	$102,331	$43,278
Inventories	(36,189)	(30,655)
Prepaid expenses	(16,617)	2,932
Accounts payable and accrued liabilities	(27,383)	(5,634)

	22,142	9,921
Adjustments for items not having a cash effect	5,783	2,535

Changes in non-cash working capital having a cash effect	$27,925	$12,456

These changes relate to the following activities:
Operating	$8,267	$12,109
Investing	19,658	347

Changes in non-cash working capital	$27,925	$12,456

12.	Capital Disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

	Mar 31	Dec 31
	2008	2007

Liquidity:
Cash and cash equivalents	$465,164	$488,224
Undrawn Egypt limited recourse debt facilities	374,426	413,426
Undrawn credit facilities	250,000	250,000

Total Liquidity	$1,089,590	$1,151,650

Capitalization:
Unsecured notes	$346,258	$346,116
Limited recourse debt facilities, including current portion	290,032	251,153

Total debt	636,290	597,269
Non-controlling interest	54,858	41,258
Shareholders’ equity	1,306,422	1,335,354

Total capitalization	$1,997,570	$1,973,881
Total debt to capitalization[1]	32%	30%
Net debt to capitalization[2]	11%	7%

[1]	Total debt divided by total capitalization.

[2]	Total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.
The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.
The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

12.	Capital Disclosures (continued):

The undrawn credit facility in the amount of $250 million is subject to certain financial covenants including a debt to capitalization ratio as defined.

The credit ratings for our unsecured notes at March 31, 2008 were as follows:

Standard & Poor’s Rating Services	BBB–	(stable)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(stable)
13.	Financial Instruments:

Under CICA Section 3862 Financial Instruments — Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Mar 31	Dec 31
	2008	2007

Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$465,164	$488,224
Derivative instruments	589	—
Debt service reserve accounts included in other assets	16,329	16,329

Loans and receivables:
Receivables	299,512	401,843
GeoPark financing included in other assets	23,861	13,738

	$805,455	$920,134

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$438,637	$466,020
Long-term debt, including current portion	636,290	597,269
Capital lease obligation included in other long-term liabilities	23,579	24,676

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	21,197	8,749
Derivative instruments	1,268	955

	$1,120,971	$1,097,669

At March 31, 2008, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and debt service reserve accounts included in other assets which are recorded at fair value.
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. At March 31, 2008, the Company’s derivative financial instruments designated as cash flow hedges included interest rate swap contracts which swap the LIBOR-based interest payments on these debt facilities to a fixed LIBOR rate of 5.1% on approximately half of the projected outstanding debt for the period September 28, 2007 to March 31, 2015. As at March 31, 2008, these interest rate swap contracts had outstanding notional amounts of $150 million. The maximum notional amount under the term of the interest rate swap contracts is $266 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At March 31, 2008, these interest rate swap contracts had a negative fair value of $20.5 million (December 31, 2007 — $8.6 million) which is recorded in other long-term liabilities. The mark to market value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

13.	Financial Instruments (continued):

USD exchange rate. At March 31, 2008, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell euro at a fixed USD exchange rate with a negative fair value of $0.7 million (December 31, 2007 — $0.1 million) recorded in accounts payable and accrued liabilities. For the three months ended March 31, 2008, the total unrealized amount of the change in fair value of these derivative financial instruments with a hedging relationship was $12.6 million. The effective portion of this change in fair value of $12.3 million, net of tax recovery of $0.2 million, was recorded to other comprehensive loss. Additionally, the Company reclassified $0.1 million from other comprehensive loss to net income related to the fair value of forward exchange contracts designated as cash flow hedges at December 31, 2007 which settled during the three months ended March 31, 2008.

At March 31, 2008, the Company’s derivative financial instruments that have not been designated as cash flow hedges included forward exchange contracts to purchase $28.5 million New Zealand dollars at an exchange rate of $0.7477 with a positive fair value of $0.6 million (December 31, 2007 — nil) which is recorded in receivables and a floating-for-fixed interest rate swap contract with a negative fair value of $1.3 million (December 31, 2007 — $1.0 million) recorded in other long-term liabilities. For the three months ended March 31, 2008, the total change in fair value of these derivative financial instruments was negative $0.3 million and this amount was recorded to other expense.

14.	Financial Risk Management:
a)	Market risks

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.
Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly it is important to maintain financial flexibility and we have adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity. We have also entered into long-term contracts with certain customers where prices are either fixed or linked to our costs plus a margin.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in Chile, Trinidad and Egypt and shorter term natural gas supply contracts for its New Zealand operations. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

14.	Financial Risk Management (continued):
Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

The Company’s interest rate risk exposure is mainly related to long term debt obligations. Approximately two thirds of its debt obligations are subject to interest at fixed rates. We also seek to limit this risk through the use of interest rate swaps which allows us to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

Mar 31
Long-Term Debt	2008

Fixed interest rate debt:
Unsecured notes	$346,258
Atlas limited recourse debt facilities (63.1% proportionate share)	76,283

$422,541
Variable interest rate debt:
Atlas limited recourse debt facilities (63.1% proportionate share)	$43,799
Egypt limited recourse debt facilities	155,574
Other limited recourse debt facilities	14,376

$213,749

The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in note 13. The notional amount increases over the period of expected drawdowns on the Egypt limited recourse debt and decreases over the expected repayment period. These contracts swap the LIBOR-based interest payments to a fixed rate of 5.1% on approximately half of the projected outstanding debt for the period September 28, 2007 to March 31, 2015. The net fair value of cash flow interest rate swaps was a $21.8 million liability as at March 31, 2008. The change in fair value of the interest rate swaps assuming a 1% decrease in the interest rates along the yield curve was an increase in the liability of $14.5 million as of March 31, 2008.

For fixed interest rate debt, a 100 basis point increase in interest rates would result in a decrease in fair value of the debt of $20.0 million. For the variable interest rate debt that is unhedged, a 100 basis point increase in interest rates would result in an increase in annual interest payments of $0.6 million.

Foreign currency exchange rate risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy which provides a framework for foreign currency management, hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency.

Methanol is a global commodity chemical which is priced in US dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in local currency. Accordingly, a portion of our revenue is transacted in Canadian dollars, euros and to a lesser extent other currencies. For the period from when the price is set in local currency to when the amount due is collected, we are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue. We also purchase varying quantities of methanol for which the transaction currency is the euro and to a lesser extent other currencies. In addition, some of our underlying operating costs and capital expenditures are incurred in other currencies. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

14.	Financial Risk Management (continued):
We have elected not to actively manage these exposures at this time except for our net exposure to euro revenues which we hedge through forward exchange contracts each quarter when the euro price for methanol is established.

As of March 31, 2008, we had a net working capital liability of $28.1 million in non-US dollar currencies. Each 1% strengthening (weakening) of the US dollar against these currencies would increase (decrease) the value of net working capital and pre-tax cash flow by $0.3 million.
b)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At March 31, 2008 the Company holds $465.2 million of cash and cash equivalents. In addition, the Company has an undrawn $250 million credit facility that expires in 2010 provided by highly rated financial institutions.

In addition to the above mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

c)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.
Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of security provided declines. The Company has implemented a credit policy which includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. We employ a variety of risk mitigation alternatives including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent better than the stand-alone rating of the counterparty. Historically trade credit losses have been minimal.

Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Derivative financial instruments

In order to manage credit risk, we only enter into derivative financial instruments with highly rated investment grade counterparties.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

15.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“US GAAP”).

The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of income for the three months ended March 31, 2008 and 2007 are as follows:

	Three Months Ended
	Mar 31	Mar 31
	2008	2007

Net income in accordance with Canadian GAAP	$65,484	$144,706
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)
Stock-based compensation [b]	—	165
Uncertainty in income taxes [c]	(415)	(1,789)
Income tax effect of above adjustments [d]	168	168

Net income in accordance with US GAAP	$64,759	$142,772

Per share information in accordance with US GAAP:
Basic net income per share	$0.67	$1.36
Diluted net income per share	$0.66	$1.35

The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of comprehensive income for the three months ended March 31, 2008 and 2007 are as follows:

	Three Months Ended
	March 31, 2008		March 31, 2007
	Canadian GAAP	Adjustments	US GAAP	US GAAP

Net income	$65,484	$(725)	$64,759	$142,772

Change in fair value of forward exchange contracts, net of tax	(265)	—	(265)	(380)
Change in fair value of interest rate swap, net of tax	(11,896)	—	(11,896)	—
Change related to pension, net of tax [e]	—	241	241	225

Comprehensive income	$53,323	$(484)	$52,839	$142,617

a)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under US GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For the three months ended March 31, 2008, an adjustment to increase depreciation expense by $0.5 million (2007 — $0.5 million) was recorded in accordance with US GAAP.

b)	Stock-based compensation:

The Company has 22,350 stock options that are accounted for as variable plan options under US GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. During the three months ended March 31, 2008, no adjustment to operating expense (2007 — decrease of $0.2 million) was recorded in accordance with US GAAP.

c)	Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

15.	United States Generally Accepted Accounting Principles (continued):
Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. During the three months ending March 31, 2008, an adjustment to increase income tax expense by $0.4 million (2007 - $1.8 million) was recorded in accordance with US GAAP.

d)	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and US GAAP. During the three months ended March 31, 2008, this resulted in an adjustment to increase net income by $0.2 million (2007 — $0.2 million).

e)	Defined benefit pension plans:

Effective January 1, 2006, US GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under US GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. During the three months ended March 31, 2008, this resulted in an increase to other comprehensive income of $0.2 million (2007 — $0.2 million) in accordance with US GAAP.

f)	Interest in Atlas joint venture:

US GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from US GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

Methanex Corporation
Quarterly History (unaudited)

	Q1 2008	2007	Q4	Q3	Q2	Q1	2006	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES
(thousands of tonnes)

Company produced	678	4,569	997	1,073	1,360	1,139	5,310	1,160	1,478	1,351	1,321
Purchased methanol	669	1,453	421	387	269	376	1,101	288	222	294	297
Commission sales [1]	143	590	195	168	89	138	584	134	176	133	141

	1,490	6,612	1,613	1,628	1,718	1,653	6,995	1,582	1,876	1,778	1,759

METHANOL PRODUCTION
(thousands of tonnes)

Chile	309	1,841	288	233	569	751	3,186	766	666	872	882
Titan, Trinidad	217	861	220	191	225	225	864	229	206	214	215
Atlas, Trinidad (63.1%)	293	982	278	290	234	180	1,057	267	264	273	253
New Zealand	120	435	75	122	120	118	404	111	71	118	104

	939	4,119	861	836	1,148	1,274	5,511	1,373	1,207	1,477	1,454

AVERAGE REALIZED METHANOL PRICE [2]

($/tonne)	545	375	514	270	286	444	328	460	305	279	283
($/gallon)	1.64	1.13	1.55	0.81	0.86	1.34	0.99	1.38	0.92	0.84	0.85

PER SHARE INFORMATION ($ per share)

Basic net income	$0.67	3.69	1.74	0.24	0.35	1.38	4.43	1.62	1.05	0.75	1.02
Diluted net income	$0.67	3.68	1.72	0.24	0.35	1.37	4.41	1.61	1.05	0.75	1.02

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2008 FIRST QUARTER REPORT QUARTERLY HISTORY	PAGE 27